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                                                                     EXHIBIT 4.8





                        CRUDE OIL MUTUAL SUPPLY FRAMEWORK
                            AGREEMENT FOR YEAR 2003



                                     BETWEEN

                           PETROCHINA COMPANY LIMITED

                                       AND

                         CHINA PETROCHEMICAL CORPORATION









                                DECEMBER 30, 2002


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            CRUDE OIL MUTUAL SUPPLY FRAMEWORK AGREEMENT FOR YEAR 2003


     PetroChina Company Limited ("PetroChina") and China Petrochemical Corporation ("Sinopec"), following friendly consultations and on the basis of equality, have reached this Agreement (this "Agreement") on mutual supply of crude oil in the year of 2003.

I.   QUANTITIES AND VARIETIES OF CRUDE OIL TO BE SUPPLIED HEREUNDER

     1. In 2003, PetroChina shall supply Sinopec with 14.88 to 15.08 million tons of domestic onshore crude oil, including 9.1 million tons of oil produced at the Daqing Oil Region (6.9 to 7 million tons of which to be supplied to Yanshan Petrochemical Co., Ltd.), 1.46 million tons of oil produced at the Jizhong Oil Region, 1.07 million tons of oil produced at the Dagang Oil Region, 650 thousand tons of oil produced at the Jidong Oil Region, 1.6 to 1.7 million tons of oil produced at the Tarim Basin Oil Region and 1 to 1.1 million tons of oil produced at the Changqing Oil Region.

     2. In 2003, Sinopec shall supply PetroChina with 1.05 million tons of domestic onshore crude oil, including 450 thousand tons produced at the Shengli Oil Region and 600 thousand tons produced at the Tahe Oil Region.

     3. The Parties shall, in principle, make available crude oil of the above supply and take delivery thereof on an evenly distributed basis. The quarterly mutual supply of crude oil may be adjusted as necessary by mutual agreement thereon and in light of the availability of crude oil resources, price and the State's macro-economic planning requirements.

II.  QUALITY OF CRUDE OIL

     Matters with respect to the quality of the crude oil to be supplied hereunder shall be handled pursuant to applicable provisions of SY7513-88 Technical Conditions of Crude Oil at Wellhead. PetroChina hereby acknowledges SinoPec's requirement that quality of crude oil produced at Tarim Basin Oil Region shall remain substantially even.

III. QUARTERLY SUPPLY AGREEMENTS; SALES AND PURCHASE CONTRACTS ON AN ENTERPRISE-BY-ENTERPRISE BASIS

     Quarterly supply agreements shall be entered into between PetroChina Natural Gas & Pipeline Company and Production and Management Department of Sinopec. After the quarterly plans have been made known to their respective subsidiaries, PetroChina's regional companies (including its oil fields, refineries and pipeline


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companies) and Sinopec's subsidiaries (including its oil fields and refineries)
will enter into specific sales and purchase contracts. The total quantities and varieties of crude oil to be supplied under such contracts shall be consistent with those specified under the above quarterly supply agreements.

IV.  ADDITIONAL PROVISIONS

     1. Payment of the price of crude oil to be supplied hereunder shall be made on a timely basis and pursuant to principles agreed upon by the Parties. In case of any default thereof, the Parties shall cooperate with each other in seeking a solution thereto.

     2. Where any change occurs to this Agreement in the performance hereof, it shall be resolved by the Parties through consultations.



PLANNING DEPARTMENT,                           PRODUCTION MANAGEMENT DEPARTMENT,
PETROCHINA COMPANY LIMITED                     CHINA PETROCHEMICAL CORPORATION


By:   /s/ LIU HONGBIN                          By:  /s/ ZHOU ZHIKUI
      ---------------                               -----------------

Date: December 30, 2002                             Date: December 30, 2002



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